United States securities and exchange commission logo





                             July 17, 2023

       Jim Byrd
       Chief Financial Officer & Director
       Web3 Corporation
       6901 TPC Dr.,
       Suite 200
       Orlando, FL 32822

                                                        Re: Web3 Corporation
                                                            Post-Qualification
Amendment No. 1 to Offering Statement on Form 1-A
                                                            Filed June 30, 2023
                                                            File No. 024-12064

       Dear Jim Byrd:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A filed June 30, 2023

       Business, page 13

   1. Please disclose whether Celebrity Cigars or TestDrive Live has generated any revenue, and the amount of
revenue generated during the past fiscal year and interim period, if any. Similarly, please
disclose any operating profits for either Celebrity Cigars or
                                                        TestDrive Live.
   2. Please disclose the costs of acquiring Celebrity Cigars and TestDrive Live. To the extent that you purchased one
or both of the businesses using your securities please disclose the number of shares
issued, and the implied cost per share for your acquisition of either
                                                        Celebrity Cigars or
TestDrive Live.
 Jim Byrd
Web3 Corporation
July 17, 2023
Page 2
Description of Exhibits , page 42

3. Please include the purchase contracts for your acquisition of Celebrity Cigars and
         TestDrive Live in your next post qualification amendment. Please see
Item 17(6) of Form
         1-A.
General

4. In your Form 1-A you state that "[t]here are 6,217,500 shares that have been purchased and granted but none have been issued to date. Issuance is pending for all." Please disclose how you plan to offer those shares given that you have disclosed that this offering
         consists of 1,000,000 shares of Class    A    common stock.
      Please contact Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-
3419 with any questions.



FirstName LastNameJim Byrd                                     Sincerely,
Comapany NameWeb3 Corporation
                                                               Division of
Corporation Finance
July 17, 2023 Page 2                                           Office of
Finance
FirstName LastName